Mail Stop 4561

								August 4, 2005

VSB Bancorp, Inc.
3155 Amboy Road
Staten Island, NY 10306
Attn:  Raffaele M. Branca

Re:	VSB Bancorp, Inc.
	Item 4.02 Form 8-K
      Filed December 23, 2004
	File No. 000-50237

Dear Mr. Branca:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your Form 10-KSB for the year ended December 31, 2004 to include within Item 8A - Controls and Procedures the conclusions of your principal executive and principal officers relating to the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B.

2. Tell us, and address in your Item 8A discussion, how you assessed the impact of your December 31, 2003 Form 10-KSB restatement in reaching your conclusion. Specifically address how you determined that the restatement did not reflect a material weakness in your disclosure controls and procedures and impact your assertions on the effectiveness of your disclosure controls and procedures considering the guidance in PCAOB Auditing Standard No.2.

3. In Item 3 of your Form 10-QSB for the quarter ended March 31,
2005
we note that you have assessed your disclosure controls and procedures as effective. We further note that since your last evaluation of internal controls, i.e. at fiscal 2004 end, you have not made any significant changes in, or taken corrective actions regarding, either internal controls or other factors that could significantly affect those controls. In the event you conclude your disclosure controls and procedures were ineffective as of the end of fiscal 2004, tell us how you conclude that they were effective as of
March 31, 2005.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






	If you have any questions, please call Benjamin Phippen, Staff
Accountant at (202) 551-3697 or me at (202) 551-3423.


							Sincerely,



							Amit Pande, Assistant Chief
							Accountant